UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42290

HOMESTOLIFE LTD

(Registrant’s Name)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Current Report on Form 6-K amends the Current Report on Form 6-K submitted on October 14, 2025 solely to make a few changes to the investor presentation furnished as Exhibit 99.1 thereto.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibits No.	Description
99.1	Investor Presentation

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife LTD

Date: October 16, 2025	By:	/s/ Phua Mei Ming
	Name:	Phua Mei Ming
	Title:	Chief Executive Officer

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